A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

July 9, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registries, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Yukon Territories
Superintendent of Securities, Government of Nunavut, Legal Registries Division

RE: Mala Noche Resources Corp. (the "Corporation") - Consent under NI 44-101

Pursuant to section 4.2 of National Instrument 44-101 – Short Form Prospectus Distributions, I, Ian D. Trinder, M.Sc., P.Geo., of A.C.A Howe International Limited (Toronto), consent to being named in the Corporation's final short form prospectus dated July 9, 2010 (the "Final Short Form Prospectus") and to the inclusion of the reference to the following report (the "Report") in the Final Short Form Prospectus:

- Technical Report on the Ventanas Epithermal Silver-gold Property dated January 27, 2009

I confirm that I have read the Final Short Form Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Final Short Form Prospectus that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

References to Final Short Form Prospectus include all documents incorporated by reference.

Sincerely,

Ian D. Trinder, M.Sc., P.Geo

PROFESSIONAL GEOSCIENTIST
IAN D. TRINDER
PRACTISING MEMBER
0452
ONTARIO

365 Bay Street, Suite 501, Toronto, ON, Canada, M5H2V1 (t) +1.416.368.7041, (f) +1.416.368.2579
254 High Street, Berkhamsted, Hertfordshire, HP41AQ, U.K. (t) +44.1442.873.390, (f) +44.1442.865.710
website: www.acahowe.ca; www.acahowe.co.uk

Office Locations: Toronto – London – Halifax